# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KOPIN CORP, CIK 0000771266
CUSIP: 500600101
Title of class of securities: Common Stock, Par Value $0.01
Address of issuer's principal executive offices: 125 NORTH DRIVE, WESTBOROUGH, Massachusetts (MA), 01581
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 17,490,062; shared voting power 0; sole dispositive power 17,490,062; shared dispositive power 0; aggregate amount beneficially owned 8.9
  Comment: AWM Investment Company, Inc., a Delaware Corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP), Special Situations Private Equity Fund, L.P. (SSPE), Special Situations Technology Fund, L.P. (TECH) and Special Situations Technology Fund II, L.P. (TECH II) (the Funds). the investment adviser to the Funds, AWM holds sole voting and investment power over 933,714 Shares of Common Stock of the Issuer (the Shares) and 1,159,493 Pre-funded Warrants*** to purchase Shares held by CAYMAN, 3,325,289 Shares and 3,993,823 Pre-funded Warrants*** to purchase Shares held by SSFQP, 357,900 Shares and 335,484 Pre-funded Warrants*** to purchase Shares held by SSPE, 584,640 Shares and 658,735 Pre-funded Warrants*** to purchase Shares held by TECH and 2,672,519 Shares and 3,468,465 Pre-funded Warrants*** to purchase Shares held by TECH II.
  
  Warrants described herein may only be converted or exercised into Common Shares to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares.

## Item 1. Issuer
Name of issuer: KOPIN CORP
Address of issuer's principal executive offices: 125 NORTH DRIVE, WESTBOROUGH, MASSACHUSETTS, 01581

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP), Special Situations Private Equity Fund, L.P. a Delaware Limited Partnership (SSPE), Special Situations Technology Fund, L.P., a Delaware limited partnership (TECH) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (TECH II), (CAYMAN, SSFQP, SSPE, TECH and TECH II, will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN; members of MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP, MG Advisers, L.L.C., a New York limited liability company (MG), the general partner of SSPE and SST Advisers, L.L.C., a Delaware limited liability company (SSTA), the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence:
527 Madison Avenue, Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,490,062
Percent of class: 8.9
Sole power to vote or to direct the vote: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting power over 933,714 Shares of Common Stock of the Issuer (the Shares) and 1,159,493 Pre-funded Warrants*** to purchase Shares held by CAYMAN, 3,325,289 Shares and 3,993,823 Pre-funded Warrants*** to purchase Shares held by SSFQP, 357,900 Shares and 335,484 Pre-funded Warrants*** to purchase Shares held by SSPE, 584,640 Shares and 658,735 Pre-funded Warrants*** to purchase Shares held by TECH and 2,672,519 Shares and 3,468,465 Pre-funded Warrants*** to purchase Shares held by TECH II. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 933,714 Shares of Common Stock of the Issuer (the Shares) and 1,159,493 Pre-funded Warrants*** to purchase Shares held by CAYMAN, 3,325,289 Shares and 3,993,823 Pre-funded Warrants*** to purchase Shares held by SSFQP, 357,900 Shares and 335,484 Pre-funded Warrants*** to purchase Shares held by SSPE, 584,640 Shares and 658,735 Pre-funded Warrants*** to purchase Shares held by TECH and 2,672,519 Shares and 3,468,465 Pre-funded Warrants*** to purchase Shares held by TECH II. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN; MGP, the general partner of SSFQP and SSTA, the general partner of TECH and TECH II. Greenhouse and Stettner are also controlling principals of AWM.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (11/13/2026)